SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)


                              ENVIROKARE TECH, INC.
                                (Name of Issuer)


                                  Common Shares
                         (Title of Class of Securities)


                                   29404N-209
                                 (CUSIP Number)


                                 Robert Davidson
                              Envirokare Tech, Inc.
                          2470 Chandler Avenue, Suite 5
                             Las Vegas, Nevada 89120
                      Tel.: 702-262-1999 Fax: 702-262-1909
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 14, 2001
             (Date of Event which Requires Filing of This Statement)

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CUSIP No. 29404N-209                                                Page 2 of 3


                                  SCHEDULE 13D


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1    NAME OF REPORTING PERSON                         ARCADE INVESTMENTS LIMITED
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
                                                                         (b) [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS
                                                                              WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
                                                                              --
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                     The Bahamas

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                   7    SOLE VOTING POWER
   NUMBER OF                                       5,650,000 (see No. 11, below)
     SHARES        -------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY                                                                   0
      EACH         -------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
     PERSON                                        5,650,000 (see No. 11, below)
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                                                                               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Convertible Preferred Shares (250,000 shares, each          5,000,000
       convertible into Twenty (20) shares of the Issuer's
       Common Stock)
     Common Shares                                                 650,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                              --
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                                           29.9%
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14   TYPE OF REPORTING PERSON

                                                                          IV, CO
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CUSIP No. 29404N-209                                                 Page 3 of 3

Arcade Investments Limited

     The Statement on Schedule 13D, dated March 3, 2000, initially filed by the undersigned, ARCADE INVESTMENTS LIMITED ("ARCADE"), as amended by Amendment No. 1, dated March 20, 2000 and by Amendment No. 2 dated December 21, 2000 (as so amended, the "Schedule 13D"), is hereby further amended by this Amendment No. 3, dated March 14, 2001, to reflect certain changes in the information previously filed by ARCADE relating to its ownership of Series A Convertible Preferred Stock of Envirokare Tech, Inc. (the "Issuer"). Each share of Series A Convertible Preferred Stock is convertible into twenty (20) shares of Common Stock, par value $.001 per share (the "Common Stock"), of the Issuer. Unless otherwise specified, all capitalized terms herein have the meanings assigned to them in the Schedule 13D.

     NOTE: The percentage ownership calculations in this Amendment No. 3 are based on 13,889,478 shares of the Issuer's Common Stock outstanding at March 14, 2001.


Item 5. Interest in Securities of the Issuer

     Item 5(a) is hereby amended and restated to read in its entirety as follows:

     (a) Aggregate number of securities         250,000   shares   of  Series  A
                                                Convertible   Preferred   Stock,
                                                each  convertible  at  any  time
                                                until 10/13/01, into twenty (20)
                                                shares  of  Common  Stock of the
                                                Issuer.    Equivalent   position
                                                therefore is 5,000,000 shares of
                                                Common Stock of the Issuer.

                                                650,000 shares of Common Stock

         Percentage of class of securities:     29.9%


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: March 26, 2001                       ARCADE INVESTMENTS LIMITED


                                           By:  /s/ E. Isaac Collie
                                              ------------------------------
                                              Name: E. Isaac Collie
                                              Title: President/Director